Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Bristow Group Inc.:
We consent to the use of reports with respect to the consolidated financial statements, and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report refers to a change in the method of accounting for uncertainty in income taxes as of April 1, 2007, the method of accounting for defined benefit plans as of March 31, 2007, and the method of accounting for stock-based compensation plans as of April 1, 2006.
/s/ KPMG LLP
Houston, Texas
June 9, 2008